     Creating an Expanded Portfolio of Health Services  Cigna to Acquire Express Scripts  By the Numbers  CASH AND STOCK ACQUISITIONOWNERSHIPCigna shareholders: 64%Express Scripts shareholders: 36%COMBINED LEADERSHIPPresident and CEODavid M. CordaniPresident, Express ScriptsTim WentworthChief Financial OfficerEric PalmerEXPECTED CLOSINGYear end 2018Subject to regulatory approvals, Cigna and Express Scripts shareholder approvals and other customary closing conditions   2017 PRO FORMA REVENUE  $142 billion  TRANSACTION VALUE  $67 billion  Transaction Overview  Making health care simpler for consumers by:Harnessing actionable insights and predictive analyticsMaximizing adoption of evidence-based careDelivering industry-leading innovation and medical technology to support care decisions  Expanded Consumer Choice  Patient-Provider Alignment  PersonalizedValue  Full suite of medical, behavioral, specialty pharmacy and other health engagement services, providing optionality for all customers  Accessible across a wide array of retail and online distribution channels  Expands role as the connective tissue between individuals and their health care providers across a broad and proven network of delivery system partnerships   CUSTOMER TOUCHPOINTSANNUALLY  1+ billion    Take full advantage of preventative care  Maximize adoption of evidence-based care  $200 million  INCREMENTAL INVESTMENT IN CHARITABLE FOUNDATION AT CLOSING  Delivering Greater Affordability and Personalization    Keep the healthy and at risk populations healthy  Deliver best in class quality of care for people with acute and chronic conditions  Take full advantage of preventive care  Maximize adoption of evidence-based care  Leveraging enhanced real time data across an expanded platform  Deliver industry leading innovation to support care decisions        A more coordinated approach to an individual’s health care journey, reducing complexity and creating better outcomes

 FORWARD LOOKING STATEMENTSInformation included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.Forward-looking statements, including as they relate to Express Scripts (“Express Scripts”) or Cigna (“Cigna”), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; a longer time than anticipated to consummate the proposed merger; problems regarding the successful integration of the businesses of Express Scripts and Cigna;unexpected costs regarding the proposed merger; diversion of management’s attention from ongoing business operations and opportunities; potential litigation associated with the proposed merger; the ability to retain key personnel; the availability of financing; effects on the businesses as a result of uncertainty surrounding the proposed merger; and the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties. IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND ITThis communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. PARTICIPANTS IN THE SOLICITATIONCigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts’ directors and executive officers in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. NO OFFER OR SOLICITATIONThis communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.   Important Information for Investors and Shareholders